EXHIBIT H  FORM OF NOTICE

   Notice is hereby given that the following filing(s)has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s)and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

   Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by ___________, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request.
Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-       )

   Northeast Utilities ("NU"), a registered public utility holding company, located at 107 Selden Street, Berlin, Connecticut 06037 has filed an application-declaration under Sections 6(a) and 7 of the Act with respect to the issuance of long-term debt by NU and related financial transactions.

    NU requests authorization through the period ending June 30, 2005 (the "Authorization Period") (i) to issue from time to time secured or unsecured long-term debt securities ("Long-term Debt") in an aggregate amount at any time outstanding not to exceed $600 million; <FN1> and (ii) to enter into hedging transactions with respect to existing indebtedness of NU ("Interest Rate Hedges") in order to manage and minimize interest rate costs, and to enter into hedging transactions with respect to future expected debt issuances ("Anticipatory Hedges") in order to lock-in then current interest rates and/or manage interest rate risk exposure.

     NU states that it will use the proceeds from these financings for general corporate purposes, including (i) investments in its regulated utility companies, (ii) investments in exempt wholesale generators, Foreign Utility Companies, nonutility companies formed pursuant to Rule 58 ("Rule 58 Subsidiaries") and exempt telecommunications companies and other competitive companies, (iii) the repayment, redemption, refunding or purchase by NU of its own securities , (iv) financing working capital requirements of NU and its subsidiaries, and (v) other corporate purposes.

         NU states that the Long-term Debt may be in the form of secured or unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (i) will have a maturity ranging from one to 50 years, (ii) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (iv) may be entitled to mandatory or optional sinking fund provisions and (v) may provide for reset of the coupon pursuant to a remarketing arrangement. Long-term Debt of NU also may be in the form of bank lines of credit ("Bank Lines"). Bank Lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance 500 basis points over LIBOR. NU states that any Long-term Debt issued by NU which will be secured debt will not be secured by shares of stock or other securities or property of any of the utility subsidiaries of NU.

     NU states that Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's
Investors Service or Fitch IBCA.   The Interest Rate Hedges
may involve the use of financial instruments commonly used in the capital markets, such as interest rate swaps, locks, caps, collars, floors, and other similar appropriate instruments. The transactions would be for fixed periods and stated notional amounts. Transaction fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

       NU states that Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or manage the interest rate risk associated with any new Long-term Debt issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"),
(iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to locks, caps and collars, appropriate for the Anticipatory Hedges.

     NU represents that each Interest Rate Hedge and Anticipatory Hedge will be accounted for using generally acceptable accounting practices and that NU will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

   For the Commission by the Division of Investment
Management, under delegated authority.

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

<FN1>  In Holding Company Act Rel. No. 35-27127 (January 31,
2000) the Commission authorized NU to issue short or long-term debt in order to fund the acquisition of Yankee Energy System, Inc., up to an aggregate amount of $275 million. Such authorization expires June 30, 2002. The order being requested in this file will replace the order received in
File No. 35-27127.   In addition, pursuant to Holding
Company Act Rel. 35-27328 (Dec. 28, 2000), the Commission authorized NU to incur up to $400 million in short-term debt. The Long-term Debt authorization sought here is in addition to such short-term debt.


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